Exhibit 99.1

CureVac Expected to Receive up to 252 million Euros from the German Federal Ministry of Research for Further COVID-19 Vaccine Development and Production Capacity Expansion

•	Ministry submits official notification of funding to CureVac
•	Grant as part of special program to accelerate COVID-19 vaccine development

TÜBINGEN, Germany / BOSTON, USA - September 4, 2020 - CureVac N.V. (Nasdaq: CVAC), a biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (mRNA) in clinical trials, has received notification from the German Federal Ministry of Education and Research (BMBF) that CureVac is expected receive up to 252 million euros to support the development of its COVID-19 vaccine candidate. In July 2020, CureVac had applied to a grant as part of a special program to accelerate the research and development of urgently needed vaccines against SARS-CoV-2. On July 29, the Federal Minister of Education and Research, Anja Karliczek, announced that CureVac and other companies were eligible for funding according to the recommendation of a panel of experts.

In addition to the further development of CureVac’s vaccine-candidate against COVID-19, the grant is expected to be used for the rapid expansion of the vaccine production. Payments are contingent on reaching predefined milestones. CureVac expects funding of up to 103 million euros in 2020 and up to 149 million euros in 2021.

Franz-Werner Haas, Chief Executive Officer of CureVac, said: "CureVac highly appreciates this significant and important financial support, which is expected to enable us to accelerate the development of our CVnCoV vaccine candidate as well as to increase our manufacturing capacity and, hence, to fight the COVID-19 pandemic. Given the significant costs related to the development of a safe and effective vaccine as well as to the extension of the manufacturing capacity, we believe that this grant can substantially support our efforts to produce and develop a safe and effective vaccine in high volume as quickly as possible."

About CureVac
CureVac is a global clinical-stage biopharmaceutical company in the field of messenger RNA (mRNA) technology with expertise in developing and optimizing this versatile molecule for medical purposes. The principle of CureVac's proprietary technology is the use of mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a wide range of diseases. The company applies its technologies for the development of prophylactic vaccines, cancer therapies, antibody therapies and the treatment of rare diseases. CureVac is headquartered in Tübingen, Germany with sites in Frankfurt and Boston, USA.

CureVac Media Contact

Thorsten Schüller, Corporate Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1577

thorsten.schueller@curevac.com

CureVac Investor Relation Contact

Dr. Sarah Fakih, Vice President Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements
This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements.  Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.